Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Years Ended
	12 Months Ended Sept.June 30, 2004 (a)	2003 (b)	2002	2001 (c)	2000 (d)	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,645	$ 1,547	$ 2,043	$ 914	$ 600	$ 829
Distributed income from unconsolidated investees, less equity in earnings	5	(5)	24	33	6
Fixed charges included in the determination of net income	1, 024	1,010	975	1,026	1,042	583
Total earnings, as defined	$ 2,674	$ 2,552	$ 3,042	$ 1,973	$ 1,648	$ 1,412

Fixed charges, as defined:
Interest charges	$ 1,075	$ 1,084	$ 1,051	$1,063	$1,039	$ 592
Rental interest factor	32	31	27	19	18	8
Total fixed charges, as defined	$ 1,107	$ 1,115	$ 1,078	$1,082	$1,057	$ 600

Ratio of Earnings to Fixed Charges	2.42	2.29	2.82	1.82	1.56	2.35

(a) Earnings for the twelve months ended September 30, 2004 include a $137 million impairment of Dominion Capital, Inc. assets, a $26 million impairment of certain assets held for sale, $49 million for restoration expenses related to Hurricane Isabel, $96 million for restoration expenses related to Hurricane Ivan ,$67 million related to the termination of power purchase contracts, $64 million for the restructuring and termination of certain electric sales contracts, $60 million related to impairments of our investment in Dominion Telecom, $12 million related to severance cost, net legal settlements and the write-off of a cost method investment, and $4 million related to the loss on sale of clearinghouse assests. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2004.

(b) Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, a $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, $105 million related to the termination of a power purchase contract, $64 million for the restructuring and termination of certain electric sales contracts, and $144 million related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.

(c) Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, $151 million charge associated with Dominion's estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

(d) Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.